EXHIBIT 99.3

EXPERT CONSENT

I hereby consent to the use of my name and reference to my name in (i) Pretium Resources Inc.’s Annual Report on Form 40-F for the year ended December 31, 2012 and (ii) the incorporation by reference in Pretium Resources Inc.’s registration statement on Form F-10 (File No. 333-179726) filed with the United States Securities and Exchange Commission.

Very truly yours,

/s/ IAN I. CHANG

Ian I. Chang M.A.Sc., P.Eng.

March 18, 2013